Mail Stop 3561

February 27, 2007

Mr. Steve Odland
Chairman and Chief Executive Officer
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445

      Re: Office Depot, Inc.
               Form 10-K for the Fiscal Year Ended December 30, 2006
               Filed February 14, 2007

               File No. 1-10948

Dear Mr. Odland:

We have reviewed your filings and have the following comments. Our review was limited to those issues that we have addressed in our comments and we do not intend to expand our review at this time to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

Advertising, page 44
Vendor Arrangements, page 44

2.   We note from your disclosure that you receive certain vendor allowances and credits in connection with the sale and promotion of certain vendor products through cooperative advertising and marketing programs. In this regard, please tell us and disclose the amount of cooperative advertising reimbursements that maybe netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following additional information:

- the number of vendors with whom you have reimbursement agreements;
- the terms (length of time) and conditions of the agreements;
- whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their support;
- if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management's discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues; and
- the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your supplemental response what your revised disclosures will look like.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures, page 28

3.   We note your disclosure that the Chief Financial Officer and Chief Executive
        Officer concluded that your disclosure controls and procedures are effective for
        the purpose of ensuring that "material information" required to be included in
        your periodic reports. Your use of the phrase "material information" could be
        interpreted as being restrictive and does not comply with Item 307 of Regulation
        S-K. In this regard, please confirm to us and revise your disclosure to state that
        your officers concluded that your disclosure controls and procedures are effective
        to ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive and principal financial officers,
        to allow timely decisions regarding required disclosure. See Exchange Act Rule
        13a-15(e).

General

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief